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                                                                  EXHIBIT 2(c).1


IRREVOCABLE TRUST AGREEMENT (THIS "TRUST AGREEMENT") NO. 14911-8 ENTERED INTO, ON THE FIRST PART, AS SETTLOR BY MAXCOM TELECOMUNICACIONES, S.A. DE C.V., ACTING ON BEHALF OF THE PARTICIPANTS IN THE DEBT CAPITALIZATION RELATED TO ITS RESTRUCTURING, REPRESENTED BY ITS LEGAL REPRESENTATIVE GONZALO ALARCON ITURBIDE (HEREINAFTER "MAXCOM") AND, ON THE SECOND PART, BANCO NACIONAL DE MEXICO S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BANAMEX, DIVISION FIDUCIARIA, REPRESENTED BY ITS TRUST DELEGATES, GABRIEL URIBE CORONA AND EMILIO FRAGOSO GARCIA (HEREINAFTER "TRUSTEE"), PURSUANT TO THE FOLLOWING RECITALS AND CLAUSES.

                                    RECITALS

I.       MAXCOM declares through its legal representative that:

         A. MAXCOM is a stock company duly incorporated and existing according to the laws of the United Mexican States pursuant to public instrument number 86,115 dated February 26, 1996, granted before Ignacio Soto Borja, Notary Public number 129 of the Federal District, which first notarial copy was recorded in the Public Registry of Commerce of the Federal District on June 10, 1996 under Mercantile File No. 210585.

         B. Prior to the Restructuring (as defined below), the subscribed and paid capital stock of MAXCOM was represented by 13,748,444 (THIRTEEN MILLION SEVEN HUNDRED FORTY EIGHT THOUSAND FOUR HUNDRED AND FORTY FOUR) shares, divided into (i) nominative, common and no par value series A shares with full voting rights and which may only be held by Mexicans ("Series A Shares"), (ii) nominative, common and no par value series B shares with full voting rights and which may be held by Mexican or foreign individuals or entities ("Series B Shares"), (iii) nominative, common and no par value Series C shares, with full voting rights and which may be held by Mexican or foreign individuals or entities and which shall be voted in the same way as the majority of Series A Shares ("Series C Shares"), and (iv) nominative, common and no par value series N shares with limited voting rights and which may be held by Mexican or foreign individuals or entities (the "Series N Shares"), in each case, with such terms and conditions as are set forth in the by-laws of MAXCOM in effect prior to the Restructuring. The


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                  totality of the 13,748,444 shares is divided as follows:
                  1,276,428 (ONE MILLION TWO HUNDRED SEVENTY SIX THOUSAND FOUR HUNDRED TWENTY EIGHT) are Series A Shares, 1,226,372 (ONE MILLION TWO HUNDRED TWENTY-SIX THOUSAND THREE HUNDRED AND SEVENTY TWO) are Series B Shares, 5,622,822 (FIVE MILLION SIX HUNDRED TWENTY TWO THOUSAND EIGHT HUNDRED TWENTY TWO) are Series C Shares and 5,622,822 (FIVE MILLION SIX HUNDRED TWENTY TWO THOUSAND EIGHT HUNDRED TWENTY TWO) are Series N Shares.

         C. The General Extraordinary Shareholders' Meeting of MAXCOM held March 5, 2002 (the "Shareholders Meeting") resolved among other matters:

                  (a) The restructuring of the capital stock of MAXCOM (the "Restructuring") through (i) the conversion of 5,622,822 (FIVE MILLION SIX HUNDRED TWENTY TWO THOUSAND EIGHT HUNDRED TWENTY TWO) Series C Shares, subscribed and paid for, into an equal number of Series N Shares, subject to the fulfillment of all conditions expressly agreed to in such Shareholders' Meeting; (ii) the increase of MAXCOM's capital stock for the equivalent amount in Mexican pesos of up to US$80,020,235 (eighty million twenty thousand two hundred thirty five dollars of the United States of America) and the consequent issuance of (I) 6,088,896 nominative, no par value series A-1 shares with a preference on liquidation and with full voting rights which may only be held by Mexicans ("Series A-1 Shares"), (II) 5,850,118 nominative, no par value series B-1 shares with a preference on liquidation and full voting rights which may be held by Mexican or foreign individuals or entities ("Series B-1 Shares"), (III) 122,508,394 nominative, no par value series N-1 shares with a preference on liquidation and limited voting rights which may be held by Mexican or foreign individuals or entities ("Series N-1 Shares"), and (IV) 28,050,000 nominative, no par value series N-2 shares with a preference on liquidation and limited voting rights which may be held by Mexican or foreign individuals or entities ("Series N-2 Shares"), in each case, with such rights and designations as are set forth in MAXCOM's By-laws in effect at and immediately following consummation of the Restructuring.

                  (b) The amendment and restatement of MAXCOM's By-laws in their entirety to, among other things, establish the rights, preferences and designations of the Series A-1 Shares, Series B-1 Shares, the Series N-1 Shares and Series N-2 Shares, which By-laws are in the form attached hereto as Annex A (the "By-laws").

                  (c) The execution of this Trust Agreement by the Settlor, acting on behalf of the participants in the debt capitalization related to the Restructuring referred to in

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                           the minutes of the Shareholders' Meeting, a copy
                           which is attached hereto as Annex B, in order for the Trustee to issue Ordinary Participation Certificates, each representing at all times one Series N-2 Share and any other property received with respect to such Series N-2 Share held in the Trust Corpus (as defined herein) (hereinafter, the "N-2 CPOs") and from time to time thereafter to issue Ordinary Participation Certificates with separate designations and each representing at all times such other Shares in Trust (as defined herein) or other property received with respect to such Shares in Trust held in the Trust Corpus (the "Other CPOs" and, together with the N-2 CPOs, the "CPOs").

                  (d) To cause to be deposited under this Trust an aggregate number of Series N-2 Shares necessary for the Trustee to issue the number of N-2 CPOs to be issued in favor of the CPO Holders (as defined below) in connection with the Restructuring.

         D. In connection with the Restructuring, MAXCOM has conducted an offer to exchange all of its U.S.$275 million 13 -3/4% Senior Series B Senior Notes due 2007 (the "Existing Notes") for up to U.S.$175 million of its newly issued Senior Notes due 2007 (the "New Notes") and up to 28,050,000 N-2 CPOs (the "Exchange Offer").

         E. The Series N-2 Shares represented by such N-2 CPOs are fully subscribed and paid for, free and clear of any encumbrance or ownership limitations, except for the limitations under applicable law or established in this Trust Agreement or the By-laws.

         F. Pursuant to the terms and conditions of the Exchange Offer, each holder of Existing Notes that validly tendered in exchange and did not withdraw Existing Notes in the Exchange Offer was deemed to have authorized MAXCOM to deposit the Series N-2 Shares to be issued in the Exchange Offer to be deposited into the Trust and to take all actions necessary, appropriate or convenient to cause this Trust Agreement to be executed and the Trust to be duly formed.

         G. The execution of this Trust Agreement has been duly authorized by MAXCOM by all necessary corporate resolutions and the execution of the Trust Agreement by MAXCOM does not breach or contravene any agreement or obligation to which MAXCOM is party or is bound, or the By-laws.

         H. MAXCOM's legal representative has the legal capacity to execute this Trust Agreement and to bind MAXCOM to its terms, as stated in the Public Notation No. 111,911 of August 7, 2001 granted before Ignacio R. Morales Lechuga, Notary Public No. 116 of the Federal District, which notation has been duly recorded with

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                  the Commercial Public Registry.

II.      The Trustee states through its trust delegates, that:

         A. It is an Institucion de Banca Multiple (Banking Institution) legally incorporated and existing according to the laws of the United Mexican States, and that it has the necessary authority to act as Trustee in this Trust Agreement, according to the provisions of the Ley de Instituciones de Credito (the "Federal Banking Law") and that the execution of this Trust Agreement has been duly authorized.

         B. Its trust delegates are each duly authorized to execute and deliver this Trust Agreement and bind their principal according to the terms hereof, as evidenced by public instruments 36,621 and 43,862, granted on March 29, 1996 and September 22, 1999, respectively, attested by Jose Manuel Gomez del Campo Lopez and Roberto Nunez y Bandera, Notary Public numbers 136 and 1, respectively both of the City of Mexico, Federal District.

         C. It agrees to enter into this Trust Agreement as Trustee and perform as such according to the provisions hereof.

         By virtue of the above Recitals, the parties hereto agree to execute this Trust Agreement contained in the following:

                                  C L A U S E S

FIRST.- INCORPORATION.- MAXCOM, acting on behalf of the participants in the debt capitalization related to the Restructuring referred to in the Shareholders' Meeting, in its capacity as settlor, hereby irrevocably deposits in the Trust and transfers under trust ownership to the Trustee, for the purposes established in Clause Fourth of this Trust Agreement, which execution is entrusted to the Trustee, TWENTY EIGHT MILLION, FIFTY THOUSAND (28,050,000) Series N-2 Shares fully subscribed and paid for at the time of issuance of the CPOs.

         For such purpose, MAXCOM hereby delivers to the Trustee, who by executing this Trust Agreement acknowledges receipt thereof, a stock certificate representing all of the Series N-2 Shares stated above registered in the name of the Trustee.

         By executing this Trust Agreement, the Trustee (i) evidences the acceptance of its commission and (ii) covenants and agrees to faithfully perform as such, and acknowledges receipt of a stock certificate representing all of the Series N-2 Shares stated above registered in the name of the Trustee.


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         The shares that are deposited in the Trust in favor of the Trustee, or that result from a conversion of Series N-2 Shares, or other securities from time to time deposited into the Trust that the Trustee subscribes and, if applicable, pays for directly with the funds which it receives from the CPO Holders, or securities or rights received by the Trustee and deposited into the Trust in exchange for Series N-2 Shares or other securities deposited in the Trust as required by the By-laws, shall be referred to as "Shares in Trust".

         The Shares in Trust for each issuance of CPOs shall be of the same class.

         This Trust Agreement shall become effective upon its execution.

SECOND.- PARTIES.- The parties to this Trust are:


SETTLOR: Maxcom Telecomunicaciones, S.A. de C.V., acting on behalf of the participants in the debt capitalization related to the Restructuring referred to in the Shareholders' Meeting.



TRUSTEE: Banco Nacional de Mexico S.A., Institucion de Banca Multiple, Grupo Financiero Banamex, Division Fiduciaria



TRUST BENEFICIARY:                  The final beneficiaries of the rights (i.e.,
                                    the beneficial owners) to the CPOs, acting through The Depository Trust Company, a corporation organized under the laws of the State of New York, U.S.A., solely in its capacity as the depositary of the CPOs represented by the Global N-2 CPO
                                    Certificate (as defined herein) or any other
                                    Global CPO Certificate (as defined herein)
                                    (the "Depositary") and any nominee of the Depositary, in its capacity as the holder of record of the N-2 CPOs represented by the Global N-2 CPO or any other Global CPO
                                    Certificate representing Shares in Trust and all individuals or corporations that hereafter acquire Certificated CPOs (as defined herein) (together, the "CPO
                                    Holders") and, by the sole fact of acquiring and holding directly or indirectly the CPOs


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                                    issued by the Trustee in accordance with the
                                    terms of this Trust Agreement, shall be
                                    deemed to have adhered to, and shall be
                                    subject to the terms, conditions and
                                    provisions of, this Trust Agreement, of the corresponding issuance minutes, and of the certificates that represent the CPOs.

THIRD.- THE CORPUS OF THE TRUST.- The corpus of the Trust (the "Trust Corpus") shall include the following:

3.1 TWENTY SIX MILLION FOUR HUNDRED FIFTY NINE THOUSAND EIGHT HUNDRED TWENTY (26,459,820) Series N-2 Shares which MAXCOM, acting on behalf of the participants in the debt capitalization related to the Restructuring referred to in the Shareholders' Meeting, in its capacity as the Settlor, has initially deposited in the Trust as of the date of execution of this Trust Agreement.

3.2. Any shares representing the capital stock of MAXCOM that the Trustee subscribes for, in case MAXCOM decrees an increase in capital and CPO Holders are permitted to, and do, subscribe therein, upon receipt by MAXCOM of the necessary funds for such subscription.

3.3. Any shares representing the capital stock of MAXCOM which are received by the Trustee pursuant to the terms of this Trust Agreement or the By-laws as a result of conversions of shares of capital stock of MAXCOM for shares of a different series of capital stock of MAXCOM, dividend payments in shares (including splits and reverse splits of shares), or any product deriving therefrom, decreed by MAXCOM when capitalizing premiums over shares, prior contributions and/or retained profits or reserves.

3.4. Cash or other securities or other consideration received by the Trustee, on account of the Shares in Trust, including without limitation, as a result of (i) the exercise of rights in connection with a sale of MAXCOM pursuant to paragraph (e) or paragraph (f) of Article Nine of the By-laws or
(ii) upon a liquidation, dissolution or winding up of MAXCOM, including upon any deemed liquidation, all as provided in the By-laws. Notwithstanding the fact that cash or securities may be received by the Trust pursuant to paragraph (e) or paragraph (f) of Article Nine of the By-laws in connection with a sale of MAXCOM, it is expressly acknowledged and agreed that all or any portion of any cash or securities received by the Trust in connection with such sale may be subject to any expense, escrow, holdback, contingent payment, indemnity or similar obligation set forth in the agreement pursuant to which such sale is effected, and the Trustee shall make provision for any such expense, escrow, holdback, contingent payment, indemnity or similar obligation as directed by the Technical Committee (as defined herein).


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FOURTH.- PURPOSE.- The primary purpose of this Trust is to establish a mechanism to allow the waiver of any preemptive right granted by applicable law or the By-laws to the owners of any Shares in Trust ("Preemptive Rights"). The Trustee will either waive or exercise its Preemptive Rights as record holder of the Shares in Trust upon the instructions of the Technical Committee, which shall make a determination in its sole judgment, after considering the recommendation given to it by MAXCOM. MAXCOM may recommend that the Technical Committee instruct the Trustee to waive its Preemptive Rights only if MAXCOM determines that based on the advice of qualified U.S. counsel, such exercise of Preemptive Rights and the extension of such Preemptive Rights to the CPO Holders would require registration with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933 and the rules and regulations promulgated thereunder (as amended from time to time, the "U.S. Securities Act"). For the foregoing purpose, the Trustee shall carry out the activities set forth in this Clause Fourth:

4.1 The Trustee shall (i) issue hereby 26,459,820 N-2 CPOs each representing one (1) Series N-2 Share pursuant to Section 5.4 of Clause Fifth below and (ii) from time to time, issue other CPOs representing other Shares in Trust pursuant to Clause Fifth below, if at all.

4.2 For the purposes established in Section 4.1 above, the Trustee shall maintain the ownership of the Shares in Trust during the term of this Trust Agreement.

4.3 The Trustee shall exercise the voting rights of the Shares in Trust, according to Clause Fifth below.

4.4 The Trustee shall exercise the monetary and economic rights of the Shares in Trust, according to Clause Fifth below.

4.5 The Trustee shall receive from MAXCOM stock certificates evidencing shares of capital stock of MAXCOM in the event the Shares in Trust are permitted to, and do, exercise Preemptive Rights to subscribe to further increases of capital stock issued by MAXCOM in accordance with this Trust Agreement, and shall recognize as trust beneficiaries the persons indicated by the Technical Committee in connection with the CPOs to be issued as a result of depositing such shares in the Trust, observing at all times the provisions of Clause Fifth below.

4.6 Upon the optional or mandatory conversion of any Series N-2 Shares or other convertible securities of MAXCOM that are Shares in Trust, the Trustee shall deliver to MAXCOM, and MAXCOM shall receive from the Trustee, certificates or other instruments evidencing Series N-2 Shares or other convertible securities of MAXCOM that are Shares in Trust, as the case may be, upon the conversion of any such Shares in Trust, and MAXCOM shall deliver to the Trustee, and the Trustee shall receive from MAXCOM, certificates or other instruments evidencing shares of capital stock of MAXCOM, and shall

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recognize as trust beneficiaries the persons indicated by MAXCOM or the
Technical Committee in connection with the CPOs to be issued as a result of depositing such shares in the Trust, observing at all times the provisions of Clause Fifth below.

4.7 Upon any transfer of Shares in Trust in connection with a Sale of the Company (as defined in the By-laws) pursuant to paragraph (e) or paragraph (f) of Article Nine of the By-laws, the Trustee shall deliver the Shares in Trust in accordance with the terms and conditions of the By-laws and Clause Fifth below as instructed by the Technical Committee.

4.8 The Trustee shall carry out such other acts provided for in this Trust Agreement as indicated in each case and as may be necessary, appropriate or convenient to effect any of the foregoing purposes so long as such acts are in the best interests of the CPO Holders taken as a whole.

4.9 The Trustee shall carry out such other acts as the Technical Committee may instruct in writing from time to time to be necessary, appropriate or convenient to afford the CPO Holders the ability to exercise to the greatest extent possible the rights that such persons would have had as the holder of record of the Series N-2 Shares or such other Shares in Trust represented by CPOs.

FIFTH.- OBLIGATIONS OF THE TRUSTEE. In fulfilling the purposes of the Trust, the Trustee shall proceed as follows, in addition to that provided for in other Sections of this Trust Agreement:

5.1       Exercise of the Voting Right of the Shares Under Trust.

5.1.1    Notice of Meeting and Setting Record Date.

         MAXCOM shall notify the Trustee in writing, at the same time as MAXCOM notifies its other shareholders of record, of all record dates established by MAXCOM's Board of Directors from time to time with respect to any General Shareholders' Meeting, Extraordinary Shareholders' Meeting or Special Shareholders' Meetings of MAXCOM, in each case, for the purpose of determining in accordance with MAXCOM's valid stock registry which holders of shares of MAXCOM are entitled to attend and vote at such meetings (or are entitled to vote by written consent in lieu of any such meeting). In the event that any Shares in Trust may be voted at any such meeting, such notification must be delivered to the Trustee and the other shareholders of record at least 30 calendar days prior to the date of the meeting. Upon the receipt of such written notice from MAXCOM, the Trustee shall in turn establish a record date in accordance with Section
5.10 herein to establish in accordance with the valid stock registry maintained by the Registrar (as such term is defined in Section 5.7 hereof) those CPO Holders entitled to provide instructions

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with respect to the voting of any such Shares in Trust.

5.1.2    Exercise of Voting Rights In General.

         CPO Holders will not be entitled to vote on any matter that the holders of the capital stock of MAXCOM are entitled to vote, but will be entitled to instruct the Trustee as to the manner of voting the Series N-2 Shares or other Shares in Trust represented by CPOs on any matter that the Shares in Trust have a right to vote for the purpose of exercising any shareholder rights to the extent required under Mexican law or the By-laws.

         Upon receipt of notice of any meeting of, or vote to be taken by, holders of Series N-2 Shares or other Shares in Trust, the Trustee shall, as soon as practicable thereafter and through the Common Representative, deliver to the Depositary Agent (as such term is defined in Section 5.7 hereof) for further mailing to the CPO Holders a notice, the form of which notice shall be determined by the Technical Committee, which shall contain (a) such information as is contained in such notice of meeting received by the Trustee from MAXCOM,
(b) a statement that the CPO Holders as of the close of business on a record date specified pursuant to Section 5.10 of Clause Fifth herein will be entitled, subject to any applicable provision of Mexican law and of the By-laws, to instruct the Trustee as to the exercise of the voting rights, if any, pertaining to the number of Series N-2 Shares or other Shares in Trust represented by their respective CPOs and (c) a statement as to the manner in which such instructions may be given. The Trustee, acting pursuant to the instructions of the Technical Committee, shall take such other actions as the Technical Committee, after notifying the Common Representative, may deem necessary, appropriate or convenient to cause such notices to be received timely by the CPO Holders through the Common Representative and the Depositary Agent. Upon the written request of a CPO Holder on such record date, received on or before the date established by the Trustee for such purpose, the Trustee shall vote or cause to be voted the amount of Series N-2 Shares or other Shares in Trust represented by the respective CPO in accordance with the instructions set forth in such request. The Trustee shall not, and shall ensure that none of its agents, if any, vote or attempt to exercise the right to vote that attaches to the Series N-2 Shares or other Shares in Trust, other than in accordance with such instructions. The Trustee shall be permitted to appoint one or more proxies to attend any such Shareholders' Meeting and vote the Series N-2 Shares or Shares in Trust as instructed by the CPO Holders. Nothwithstanding anything else provided for herein, the Trustee shall have no obligation to notify CPO Holders of an issuance or potential issuance by MAXCOM of securities that could give rise to Preemptive Rights nor shall the Trustee have any obligation to accept any instructions from CPO Holders with respect to such Preemptive Rights unless the Technical Committee instructs the Trustee otherwise in writing. To the extent that the Trustee has not received written instructions with respect to the voting of any Shares in Trust represented by CPOs, such Shares in Trust will not be voted.


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5.1.3    Exercise of Voting in Connection with an Approved Sale of MAXCOM.

         Notwithstanding the foregoing, in the event of an Approved Sale (as defined in the By-laws) in accordance with paragraph (f) of Article Nine of the By-laws and Shares in Trust are then subject to the requirements of such provisions, then, upon instruction of the Technical Committee, the Trustee shall not be required to solicit instructions for voting the Shares in Trust and shall vote or cause the Shares in Trust to be voted in favor of, consent to and raise no objections against such sale and, to the extent applicable, shall waive any dissenters rights, appraisal rights or similar rights with respect to such Approved Sale.

5.1.4    Designation of Board Observers and Directors.

         From time to time during the term of this Trust Agreement, the holders of 10% or more of the issued and outstanding N-2 CPOs may propose an individual be designated as the Series N-2 Observer (as defined in the By-laws), as contemplated by paragraph (b) of Article Twenty-Three of the By-laws, or a member of the Board of Directors of MAXCOM as contemplated by paragraph (vi) of Article Twenty-Nine (the "New N-2 Director"), in each case by directing the Common Representative through the Depositary Agent to deliver written notice of such proposed designee to the Trustee and the Secretary of the Board of Directors of MAXCOM. The holders of a Majority of N-2 CPOs shall be entitled to designate and remove the Series N-2 Observer by directing the Common Representative through the Depositary Agent to deliver a written notice to the Trustee and MAXCOM, and the Trustee and MAXCOM shall take all actions necessary, appropriate or convenient to cause such person to be designated or removed as the Series N-2 Observer, as the case may be. If a Series N-2 Observer or a New N-2 Director is to be designated or elected at a Shareholders' Meeting, the Trustee shall vote all of the Series N-2 Shares in accordance with the instructions of the Majority of the N-2 CPO Holders.

         The initial Series N-2 Observer may be designated by the written consent of the holders of at least 50.1% of the aggregate principal amount of the Existing Notes tendered in the Exchange Offer. In such event, upon notification from the Common Representative (who in turn shall have been notified by the Depositary Agent), the Trustee and MAXCOM shall take all actions necessary, appropriate or convenient to cause such person to be designated as the initial Series N-2 Observer promptly upon consummation of the Exchange Offer.

         For the purposes of this Section 5.1.4, the term "Series N-2 Shares" shall include any series of new preferred shares of MAXCOM into which the Series N-2 Shares may be converted pursuant to Article Twenty-Nine of the By-laws and the term "N-2 CPOs" shall include any CPOs that represent such new preferred shares of MAXCOM.


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5.1.5    Calling Special Meetings.

         Upon the written request of the holders of 33% or more of a series of CPOs that represents a class of MAXCOM capital stock (or, to the extent available under applicable law, such other percentage as specified by such law, assuming that such CPO Holders were holders of the Shares in Trust), the Depositary Agent through the Common Representative will deliver to the Trustee a written request that a Special Shareholders' Meeting be called for such class of MAXCOM capital stock. Upon receipt of such request, the Trustee shall promptly request that MAXCOM call such Special Shareholders' Meeting.

5.2      Exercise of the Economic Rights of Shares In Trust.

5.2.1    General.

         The Technical Committee and the Common Representative in the implementation of this Section 5.2, shall, within the confines of their respective powers, ensure that the CPO Holders receive fair and proportional treatment as among all other holders of the same series of CPOs.

5.2.2    Notification of Dividends and Distributions.

         MAXCOM shall notify the Trustee in writing at least five business days prior to the date of distribution of all dates on which dividends or other distributions are scheduled to be paid with respect to any Shares in Trust, and the Trustee shall establish a record date pursuant to Section 5.10 of Clause Fifth herein. MAXCOM shall, unless restricted under applicable law, promptly notify the Trustee in writing of any event that could reasonably be expected to affect the exercise of conversion rights of any Shares in Trust, including, but not limited to, any Public Offering (as defined in the By-laws), Qualified Public Offering (as defined in the By-laws) or any regulatory change contemplated by Article Twenty-Nine of the By-laws, and the Trustee shall, through the Common Representative, instruct the Depositary Agent to notify the CPO Holders of any such event, which notice shall be in form and substance as determined by the Technical Committee, after notifying the Common Representative.

5.2.3    Cash Distributions.

         Whenever the Trustee shall receive any cash dividend or other cash distribution by MAXCOM in respect of any Shares in Trust, the Trustee shall, subject to the provisions of Section 5.9 herein, as soon as possible convert such dividend or distribution into U.S. dollars at the exchange rate in effect at the Central Exchange Department of Banco Nacional de Mexico, S.A. and shall distribute through the Depositary Agent as soon as possible the amount thus received to the CPO Holders entitled thereto, in proportion to the

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number of CPOs representing such Shares in Trust held by them respectively, subject to any holdback requirements contemplated by paragraphs (e) and (f) of Article Nine of the By-laws and Sections 5.2.7 and 5.2.8 herein; provided, however, that in the event that MAXCOM or the Trustee shall be required by applicable law to withhold, and does withhold, from any cash dividend or other cash distribution in respect of any Shares in Trust an amount on account of Mexican taxes, the amount distributed to the CPO Holder representing such Shares in Trust shall be reduced accordingly. The Trustee shall distribute only such amount, however, as can be distributed without distributing to any CPO Holder a fraction of one cent, and any balance not so distributable shall be held by the Trust (without liability for interest thereon) and shall be added to and become part of the next sum received by the Trustee for distribution to CPO Holders then outstanding. MAXCOM will remit to the appropriate governmental agency in Mexico all amounts, if any, required to be withheld by MAXCOM and owing to such agency. The Trustee will as soon as possible forward to MAXCOM such information from its records as MAXCOM may reasonably request to enable MAXCOM to file necessary reports with governmental agencies, and either MAXCOM or the Trustee may file any such reports necessary to obtain benefits under any applicable tax treaties for the CPO Holders.

5.2.4    Distributions of Capital Stock.

         In case a payment of dividends is declared with respect to Series N-2 Shares or other Shares in Trust, or in case reserves or other capital accounts are capitalized, which result in the issuance and delivery of new Series N-2 Shares or other shares to the shareholders of MAXCOM in proportion to their participation in the capital stock, the Trustee shall proceed as follows:

         a) The Trustee shall request that the Common Representative calculate the number of CPOs that should be issued and delivered to each CPO Holder, observing at all times that each CPO represents one (1) Series N-2 Share or other Share in Trust, as the case may be.

         b) Once the calculation by the Common Representative has been done, the Trustee shall issue the corresponding CPOs according to the provisions of this Trust Agreement and deliver through the Depositary Agent those CPOs which correspond to each CPO Holder in accordance with the above and the written instructions of the Common Representative.

         c) If pursuant to the calculation done by the Common Representative a surplus of shares exists, that is, if whole CPOs cannot be distributed among one or more of the CPO Holders, the Trustee shall keep the surplus shares (the "Surplus Shares") in the Trust Corpus, registering the identity and percentage interest corresponding to the CPO Holders involved, as well as the proportion of the economic benefits in respect to such Surplus

Shares for purposes of paying dividends and exercising economic and voting rights as verified by the Common Representative, in the understanding that as soon as it is practicable to issue CPOs in favor of such CPO Holders as a result of further payments of dividends in the form of shares of MAXCOM, the Trustee shall proceed to issue the respective CPOs in favor of the corresponding CPO Holders, following at all times the instructions from the Common Representative relating to rounding of figures. The voting rights of any Surplus Shares shall be exercised by the Trustee in the same proportion as the votes to be cast by the Trustee with respect to the Shares in Trust in accordance with instructions received from the CPO Holders.

5.2.5    Redemption or Cancellation of Shares in Trust.

         If the capital stock is reduced through the reimbursement of contributions or through the redemption of losses, or if it is resolved to redeem shares with distributable profits, and the foregoing results in the cancellation of any Shares in Trust, the Trustee shall proceed as follows:

         a) If the totality of the Shares in Trust are redeemed, reimbursed or canceled, the Trustee, pursuant to the instructions of the Technical Committee, shall redeem the CPOs and distribute the amounts corresponding to the reimbursement, redemption or cancellation of the Shares in Trust among the CPO Holders in proportion to their holdings.

         b) In the case less than the total number of Shares in Trust are reimbursed, redeemed or canceled, the Technical Committee, shall notify the Common Representative and instruct the Trustee: (i) to have lots drawn before a Notary Public, in the terms applicable to shares of the Ley General de Sociedades Mercantiles (the "General Law of Business Entities") and the By-laws, in order to determine which CPOs shall be redeemed; or (ii) to redeem CPOs strictly in proportion to the ownership of each CPO Holder; or (iii) to redeem CPOs in any other form, taking into account the particularities of the redemption, reimbursement or cancellation of Shares in Trust implicated.

         Once the CPOs that are to be reimbursed or redeemed have been selected according to the preceding paragraph, the Trustee shall proceed to reimburse or redeem such CPOs, delivering to the CPO Holders who own the selected CPOs, the funds accordingly paid by MAXCOM or that it pays on account of redemption, reimbursement or cancellation of the Shares in Trust.

         If the cancellation results from the redemption or cancellation of losses reflected in MAXCOM's Balance Sheet, no reimbursement whatsoever will apply for the CPO Holders for such cancellation.

         c) In case of an exchange, or the number of the Shares in Trust is divided or multiplied (including split and reverse split), MAXCOM is merged with another corporation or corporations as the surviving corporation, MAXCOM is spun off into two or more corporations, or a dividend is distributed in shares or other assets different than the Shares in Trust, the Trustee, following written instructions received from the Technical Committee after notifying the Common Representative, shall determine an appropriate and fair adjustment and/or modification to this Trust Agreement, to the issuance minutes of the CPOs, and to the composition of each CPO, and shall adopt the necessary provisions as may correspond, in the understanding that once the Technical Committee has determined such adjustment and/or modification, if any, that should be made to this Trust Agreement, the corresponding amendment agreement must be approved pursuant to Clause Nineteenth hereof.

5.2.6    Conversion of Shares in Trust.

         Upon receipt of notice from a CPO Holder of an optional conversion of Shares in Trust and surrender of the CPOs held of record or indirectly by such CPO Holder that represent such Shares in Trust, the Common Representative through the Depositary Agent shall instruct the Trustee to cause the delivery of certificates representing the Shares in Trust to be converted to MAXCOM or its agent. Upon receipt of such certificates representing shares of capital stock, MAXCOM shall accept delivery of such certificates and issue or cause to be issued certificates representing the new shares of capital stock of MAXCOM in favor of the Trustee pursuant to the By-laws, applicable law and any procedures from time to time established by the Technical Committee not inconsistent with the By-laws or applicable law. Upon receipt of such new Shares in Trust, the Trustee shall cause the issuance and delivery of certificates representing the CPOs representing the new Shares in Trust in accordance with Section 5.6 of Clause Fifth herein. Upon the mandatory conversion of the Series N-2 Shares or any other Shares in Trust pursuant to the By-laws, the Trustee shall deliver or cause to be delivered to MAXCOM or its agent all certificates representing the Shares in Trust to be converted, and MAXCOM shall issue and deliver to the Trustee certificates or a certificate representing the new shares of capital stock MAXCOM pursuant to the By-laws, applicable law and any procedures established from time to time by the Technical Committee not inconsistent with the By-laws or applicable law. Upon the mandatory conversion of such Series N-2 Shares or Shares in Trust pursuant to the By-laws, the outstanding CPOs shall automatically represent such new Shares in Trust without surrender of certificates representing such CPOs or the issuance of new CPOs.


5.2.7    Exercise of Participation Rights.

         If the Trustee receives a Tag-Along Right Notice (as defined in the By-laws) from MAXCOM in connection with a sale of MAXCOM pursuant to paragraph
(e) of Article

Nine of the By-laws and the Shares in Trust are then subject to such provisions, the Trustee shall promptly establish a record date in accordance with Section
5.10 herein in order to establish those CPO Holders entitled to exercise the participation rights with respect to the Series N-2 Shares represented by CPOs owned by such CPO Holders. Upon receipt of a Tag-Along Right Notice, the Trustee shall cause to be delivered to the holders of record of the CPOs as of the close of business on the record date a notice of the right to cause the Trustee to sell Series N-2 Shares and such other notices and offering materials required to be prepared by, or caused to be prepared by, MAXCOM pursuant to paragraph (e) of Article Nine and Article Fifty-Two of the By-laws. Such notice shall contain (a) such information as is contained in such Tag-Along Right Notice received by the Trustee from MAXCOM, (b) a statement that the CPO Holders as of the close of business on a specified record date will be entitled to instruct the Trustee as to the exercise of such sale rights pertaining to the Series N-2 Shares and (c) a statement as to the conditions upon which the Trustee will act, including, but not limited to, the receipt of instructions containing representations and warranties with respect to the CPOs and an acknowledgement that the proceeds from the sale of the Series N-2 Shares will be subject to expense, escrow, holdback, contingent payment, indemnity or similar obligations, as the case may be, as described in paragraph (e) of Article Nine of the By-laws. The Trustee shall execute and deliver any agreement pursuant to which such Series N-2 Shares may be sold, and the Trustee shall cause such Series N-2 Shares to be delivered to the purchaser or purchasers in accordance with the terms of any such agreement. The Trustee may withhold the delivery of the net proceeds from the sale of such Series N-2 Shares to any CPO Holder until such time as the Trustee receives from such CPO Holder representations and warranties and/or indemnification agreements satisfactory to the Trustee and designed to pass through to the CPO Holder the liabilities that the Trustee may have, or the proceeds from such sale may be subject to, under such sale agreement.

         The Technical Committee shall, after notifying the Common Representative, establish the procedures to be followed in making such participation rights available to the CPO Holders, which procedures shall seek to permit, to the greatest extent possible, the CPO Holders to participate in any such sale of MAXCOM as if such CPO Holders were record holders of the Series N-2 Shares, including the possibility of granting different forms of guarantees satisfactory to the purchaser as described in paragraph (e) of Article Nine of the By-laws.

         For the purposes of this Section 5.2.7, the term "Series N-2 Shares" shall include any series of new preferred shares of MAXCOM into which the Series N-2 Shares may be converted pursuant to Article Twenty-Nine of the By-laws.

5.2.8    Forced Sales.

         If the Trustee is required pursuant to written instructions from the Technical

Committee to sell any Shares in Trust pursuant to paragraph (f) of Article Nine of the By-laws, the Trustee shall execute an agreement pursuant to which such Shares in Trust are to be sold solely for the purpose of making the representations and warranties and subjecting the proceeds of any such sale to holdback and similar provisions to the extent required by paragraph (f) of Article Nine, and the Trustee shall cause such Shares in Trust to be delivered to the purchaser or purchasers subject to and in accordance with the terms and conditions set forth in such sale agreement and the written instructions of the Technical Committee. Those persons who are CPO Holders on the close of business on the date on which any such sale is consummated and, in the case of a forced sale of less than all of the Shares in Trust, those persons whose CPOs have been selected for redemption, shall be entitled to receive proceeds from the sale of the Shares in Trust; provided that the Trustee shall withhold the delivery of the proceeds from the sale of such Shares in Trust to the CPO Holders until such time as the Trustee receives from such CPO Holders representations and warranties and/or indemnification agreements satisfactory to the Trustee and reasonably designed to pass through to the CPO Holders the liabilities that the Trustee may have under such sale agreement.

         The Technical Committee shall, after notifying the Common Representative, establish the procedures to be followed in determining which CPOs shall be redeemed (in the event that less than all of the Shares in Trust are to be sold) and in making the proceeds from any such sale available to the CPO Holders, which procedures shall be calculated to permit, to the greatest extent possible, the CPO Holders to receive such proceeds as if such CPO Holders were holders of the Series N-2 Shares, including the possibility of granting different guarantees in form and substance satisfactory to the purchaser as described in paragraph (f) of Article Nine of the By-laws.

5.2.9    Underwritten Sale.

         If the Common Representative receives a written request of any CPO Holder through the Depositary Agent to exercise the rights of holders of Series N-2 Shares set forth in clause (x) of paragraph (j) of Article Nine of the By-laws, the Common Representative shall promptly provide such notice to the Technical Committee, and the Technical Committee shall determine if such request meets the requirements of such provisions of the By-laws. If such request is determined to meet the requirements of the By-laws, the Technical Committee shall direct the Trustee to request that MAXCOM cooperate to the extent provided for in the By-laws with any effort by the Trustee on behalf of such CPO Holder to effect an underwritten offering of the N-2 Stock (as defined in the By-laws). The Technical Committee shall, notifying the Common Representative, establish the procedures to be followed in making such underwriting available to all holders of N-2 CPOs.

         For the purposes of this Section 5.2.9, the term "Series N-2 Shares" shall include any series of new preferred shares of MAXCOM into which the Series N-2 Shares may be converted pursuant to Article Twenty-Nine of the By-laws and the term "N-2 CPOs" shall include any CPOs that represents such new preferred shares of MAXCOM.

5.2.10   Listing Rights.

         If the Common Representative receives a written request of any CPO Holder through the Depositary Agent to exercise the rights of holders of Shares in Trust set forth in clause (ix) of paragraph (j) of Article Nine of the By-laws, the Common Representative shall promptly provide such notice to the Technical Committee, and the Technical Committee shall determine if such request meets the requirements of such provisions of the By-laws. If such request is determined to meet the requirements of the By-laws, the Technical Committee shall direct the Trustee to request that MAXCOM use its commercially reasonable efforts, subject to applicable law and the rules and regulations of any applicable securities exchanges (and, if applicable, the NASDAQ) to cause such securities to be listed on a securities exchange or the NASD automated quotation system and registered at the National Registry of Securities and Intermediaries of the National Banking and Securities Commission of Mexico all in accordance with such provisions of the By-laws.

5.3.     Exercise of the Preemptive Right in Case of Increases in Capital.

         If MAXCOM proposes to offer and sell shares of its capital stock and such offer or sale would, as a matter of Mexican law, require MAXCOM to offer Preemptive Rights to holders of the Series N-2 Shares or any other Shares in Trust, the Trustee shall waive such Preemptive Rights when and if the Technical Committee instructs it to do so in accordance with Clause Fourth herein.

         If MAXCOM proposes to offer and sell shares of its capital stock and such offer or sale would, as a matter of Mexican law, require MAXCOM to offer Preemptive Rights to the holders of the Series N-2 Shares or any other Shares in Trust, unless there is a waiver as described in the prior paragraph, then (i) MAXCOM shall notify in writing such resolution to the Trustee within 5 (five) business days following the date of such resolution and the Trustee shall notify the same to the CPO Holders within 3 (three) business days thereafter, and (ii) each and every CPO Holder shall, subject to any limitations on ownership by such CPO Holder imposed by applicable law, have the right to request that the Common Representative, through the Depositary Agent, instruct the Trustee to exercise the Preemptive Right that corresponds to the Shares in Trust in connection with the CPOs which they hold, pro rata, and to deliver the corresponding subscription amount to the Trustee, through the Common Representative, no later than 3 (three) business days before the expiration of the term granted to make the subscription and payment of the capital increase. The Trustee shall, based on instruction letters received by the Common Representative, determine the number of new CPOs that must be delivered to the CPO

Holders who exercised their Preemptive Right, in order for the Trustee to request that MAXCOM deliver to the Trustee the shares of capital stock of MAXCOM so subscribed for and paid with the funds received from the CPO Holders. Once the Trustee receives the stock certificates that evidence shares of capital stock of MAXCOM so subscribed for, it shall issue the corresponding CPOs pursuant to the terms of this Trust Agreement and deliver them to the corresponding CPO Holder, subject to the Surplus Shares provisions established in Clause 5.2.4 above. The Trustee may ask the Technical Committee to review and approve the number and allocation of shares of capital stock subscribed for and the number and allocation of CPOs issued in consultation with the Common Representative, in which case the Trustee shall be released of any liability associated with such determination absent the bad faith, willful misconduct or gross negligence of the Trustee.

         In connection with the foregoing, the Trustee shall ask the Secretary of the Board of Directors of MAXCOM to furnish it with detailed information of the amount of the authorized capital increase, the number of shares that each shareholder is entitled to subscribe and the amount that must be paid by each shareholder, including the final date to subscribe the increase, the due date for the payment, and the account and bank where the corresponding funds shall be deposited. To the extent requested, the Trustee shall not be liable if it does not receive such information from the Secretary of the Board of Directors of MAXCOM, or if such information is not correct, and the Trustee shall not be obligated to verify and correct the same. MAXCOM shall prepare all relevant notices and disclosure documentation that may be required by applicable law in order for the CPO Holders to exercise the economic rights attached to the Shares in Trust as set forth in the By-laws. MAXCOM shall deliver such notices and disclosure documentation to the CPO Holders as directed by the Trustee.

5.4      First Issue of Ordinary Participation Certificates.

         Based on the Series N-2 Shares that form part of the Trust Corpus at the time of its formation, the Trustee shall proceed to make the first issuance of N-2 CPOs as follows:

         a) A total of 26,459,820 N-2 CPOs shall be issued hereby, each representing one (1) Series N-2 Share and the rights appurtenant thereto, which rights shall be subject to the limitations provided for in, and shall be exercised according to, Clause Fifth and the other applicable provisions of this Trust Agreement and in the corresponding minutes of issuance.

         b) The N-2 CPOs shall be common and nominative.

         c) The stock certificate representing all of the N-2 Shares to be issued by MAXCOM shall be delivered to the Trustee. The N-2 CPOs shall be evidenced by certificates, representing one or more CPOs which must satisfy the requirements of the Ley

General de Titulos y Operaciones de Credito (the "General Law of Negotiable Instruments and Credit Transactions"). In case that one certificate represents more than one CPO, the CPO Holder may request that the Trustee exchange such certificate for two or more new certificates representing in the aggregate the same amount of CPOs as the original one.

         d) The total nominal amount of the issuance of CPOs shall be as determined by Nacional Financiera, S.N.C. (Nacional Financiera, National Credit Institution), as provided for in Article 228-h of the General Law of Negotiable Instruments and Credit Transactions.

         e) According to the terms of Article 228-k of the General Law of Negotiable Instruments and Credit Transactions, the Trustee shall not be obligated to pay the CPO Holders the nominal value of the CPOs that are issued.

         f) CPOs shall be freely transferable, subject only to any restrictions imposed by applicable law. The transfer and exchange of beneficial interests in the Global N-2 CPO shall be effected through the Depositary, in accordance with
Section 5.8 of this Trust Agreement and the rules and procedures of the Depositary that apply to such transfer or exchange. Neither the Trustee nor MAXCOM shall be responsible for the taxes that may arise as a result of any such transfer.

5.5      Subsequent Issuances of CPOs.

         In the cases indicated below, the Trustee, following instructions received from the Technical Committee and, subject to applicable law (including the obtainment of the approval of the Mexican Banking and Securities Commission), upon receiving shares of capital stock of a class of capital stock held as Shares in Trust, shall issue new CPOs, each of which shall represent one share of such class of Shares in Trust which, except as reasonably necessary to replicate the economic and voting characteristics of such class of Shares in Trust, will have substantially identical characteristics to those of the CPOs originally issued:

         a) where the Trustee subscribes and pays to MAXCOM for such shares of capital stock through the exercise of Preemptive Rights in case of an increase in capital, with funds delivered by the CPO Holders for such purposes;

         b) where the Trustee receives any shares of capital stock of MAXCOM pursuant to the terms of this Trust Agreement or the By-laws as a result of conversions of shares of capital stock of MAXCOM for shares of a different series of capital stock of MAXCOM, dividend payments in shares or their multiples (including splits and reverse splits of shares), or any product deriving therefrom, decreed by MAXCOM when capitalizing premiums over shares, prior contributions and/or retained profits or reserves;

         c) where the Trustee receives securities on account of the Shares in Trust, including without limitation, as a result of the exercise of rights in connection with a sale of MAXCOM pursuant to paragraph (e) or paragraph (f) of Article Nine of the By-laws; or

         d) where the Trustee receives from MAXCOM shares of capital stock, fully subscribed and paid for by individuals or corporations, that should be subject to the purposes of this Trust.

         For purposes of paragraph d) above, the respective individual or corporation shall pay for such shares directly to MAXCOM, instructing MAXCOM by means of an irrevocable instructions letter with copy to the Trustee to deliver to the Trustee the stock certificates evidencing such shares of capital stock.

         In the case of paragraphs a) through d) above, the Trustee, following instructions from the Technical Committee, shall issue the corresponding CPOs to the individuals or corporations to whom they correspond according to this Trust Agreement.

         Whenever CPOs are to be issued pursuant to this Trust, MAXCOM shall take, at MAXCOM'S expense, all actions required by applicable law, including the making of any appraisals of the Trust Corpus and the filing of any registrations with governmental agencies.

5.6      Subsequent Issuances Of New Series of CPOs.

5.6.1 In the event that any Series N-2 Shares or other Shares in Trust are converted or exchanged for other securities of MAXCOM or another issuer, the CPOs representing such Series N-2 Shares or other Shares in Trust shall be cancelled upon the surrender to the Registrar (as defined herein) of the certificate representing such CPOs or the number of CPOs represented by any Global CPO is reduced accordingly.

5.6.2 Whenever any securities that are not of a class of capital stock then held by the Trust are deposited into the Trust and become Shares in Trust, then, upon the direction of the Technical Committee, the Trustee promptly shall segregate such Shares in Trust.

5.6.3 The Trustee shall issue at the direction and in the manner instructed by the Technical Committee a new series of CPOs designated so as to represent the new Shares in Trust. The new series of CPOs shall be issued, and the exchange and transfer of such CPOs shall be managed, in the same manner as the N-2 CPOs, including as contemplated by Sections 5.7 and 5.8 herein.

5.6.4 Whenever a new series of CPOs is to be issued by the Trust, MAXCOM shall take, at MAXCOM's expense, all actions required by applicable law, including the making of any appraisals of the Trust Corpus and the filing of any registrations with governmental agencies.

5.7      Registrar And Transfer Agent; Transfer Books; Notice Agent.

         The Depositary Agent, PURSUANT TO TERMS OF A DTC AGENCY AGREEMENT ENTERED INTO SIMULTANEOUSLY WITH THIS TRUST AGREEMENT (A COPY OF WHICH IS ATTACHED HERETO AS ANNEX F), shall act as registrar and transfer agent for the CPOs (the "Registrar") and, subject to the provisions of this Trust Agreement, shall register transfers of CPOs on its transfer books from time to time, upon any surrender of a CPO by the CPO Holder or by a duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer. Upon the instructions of the Technical Committee, the Trustee may from time to time during the term of this Trust Agreement appoint one or more registrar and transfer agents or co-registrar and transfer agents for the purpose of effecting transfers, combinations and split-ups of CPOs at designated transfer offices on behalf of the Trustee. Each co-registrar and transfer agent shall give notice in writing to MAXCOM and the Trustee accepting such appointment and agreeing to be bound by the terms of this Trust Agreement. In carrying out its functions, a co-registrar and transfer agent may require evidence of authority and compliance with applicable laws and other requirements by CPO Holders or persons entitled thereto but only to the extent that the Trustee would in similar circumstances be entitled to so require. MAXCOM shall join in any such appointment and shall be required to pay any and all expenses or fees reasonably incurred and resulting from such appointment.

         If any CPOs or Shares in Trust evidenced thereby are listed on one or more stock exchanges in the United States of America and upon the instructions of the Technical Committee, the Trustee shall appoint a co-registrar and transfer agent in the Borough of Manhattan, The City of New York, the United States of America.

         Until the termination of this Trust Agreement, the Registrar shall keep books of all transfers of CPOs, which transfer books shall be open for inspection at all reasonable times by the CPO Holders and MAXCOM; provided that such inspection shall not be for the purpose of communicating with CPO Holders in the interest of a business or object other than the business of MAXCOM or a matter related to this Trust Agreement, the CPOs, the Shares in Trust or the By-laws.

         The Trustee may instruct the Depositary Agent to close the transfer books (i) upon the instructions of the Technical Committee, at any time and from time to time, when deemed reasonable and in the best interests of the CPO Holders by the Trustee in connection with the performance of its duties hereunder or (ii) at the request of MAXCOM for reasons, including, but not limited to, the enforcement of any transfer restrictions imposed pursuant to clause (v) of paragraph (j) of Article Nine of the By-laws.

         For so long as the Trustee is not a person with an account at the Depositary (a "Participant") and any CPOs are held in book-entry form through the Depositary, the Trustee shall, upon the direction of the Technical Committee, appoint a Participant to act as Registrar, transfer agent and agent for the Trustee for the purpose of registering the CPOs in the Depositary's book-entry system and causing notices and distributions to be delivered or made to Participants holding beneficial interests in CPOs held through the book-entry facilities of the Depositary (the "Depositary Agent"). Such Depositary Agent initially shall be The Bank of New York pursuant to the terms of a DTC Agency Agreement in the form attached hereto as Annex F. MAXCOM shall join in any such appointment and shall be required to pay any and all expenses or fees reasonably incurred and resulting from such appointment.

5.8      Form of CPOs; Transfer of CPOs.

5.8.1 The N-2 CPOs initially shall be issued in global form (the "Global N-2 CPO Certificate") substantially in the form attached hereto as Annex C and shall represent such number of outstanding Series N-2 Shares as shall be specified therein and shall be reissued to reflect new issuances of Series N-2 Shares (including through stock dividends or the exercise of Preemptive Rights), exchanges, conversions and redemptions. Any reissuance of the Global N-2 CPO to reflect any increase or decrease in the number of Series N-2 Shares represented thereby shall be made by the Trustee, at the direction of the Technical Committee. The Global N-2 CPO will be exchanged for certificated N-2 CPOs ("Certificated N-2 CPOs") only if (i) MAXCOM delivers to the Trustee notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and, in either case, a successor Depositary is not appointed by MAXCOM within 120 days after the date of such notice from the Depositary and (ii) MAXCOM in its sole discretion determines that applicable law requires that the Global Note (in whole but not in part) should be exchanged for Certificated N-2 CPOs and delivers a written notice to such effect to the Trustee. Beneficial interests in the Global N-2 CPO may be transferred and exchanged as provided in Sections
5.8.2 and 5.8.3 hereof.


5.8.2 The transfer and exchange of beneficial interests in the Global N-2 CPO shall be effected through the Depositary, in accordance with the provisions of this Trust Agreement and the rules and procedures of the Depositary. Transfers of beneficial interests in the Global N-2 CPO also shall require compliance with either clauses (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

                  (i) Beneficial interests in the Global N-2 CPO may be transferred to persons who take delivery thereof in book-entry form through the Depositary.

                           No written orders or instructions shall be required to be delivered to the Registrar (as defined herein) to effect the transfers described in this clause (i) of this Section 5.8.2.

                  (ii) In connection with all transfers and exchanges of beneficial interests in the Global N-2 CPO that are not subject to clause (i) above, the transferor of such beneficial interest must deliver to the Registrar (1) a written order from a Participant or any person who holds a beneficial interest in the Global N-2 CPO through a Participant (an "Indirect Participant") given to the Depositary in accordance with the rules and procedures of the Depositary directing the Depositary to cause to be issued a Certificated N-2 CPO in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the person in whose name such Certificated N-2 CPO shall be registered to effect the transfer or exchange referred to in (1) above. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in the Global N-2 CPO contained in this Trust Agreement or otherwise applicable under the Securities Act, the Trustee shall adjust the aggregate number of Series N-2 Shares represented by the Global N-2 CPO pursuant to Section 5.8.6 hereof.

5.8.3 If any holder of a beneficial interest in the Global N-2 CPO proposes to exchange such beneficial interest for a Certificated N-2 CPO or to transfer such beneficial interest to a person who takes delivery thereof in the form of a Certificated N-2 CPO, then, upon satisfaction of the conditions set forth in clause (ii) of Section 5.8.2 hereof, the Trustee shall reissue the Global N-2 CPO in such lower total number of Series N-2 Shares as to reflect such transfer, and the Trustee shall deliver to the person designated in the instructions a Certificated N-2 CPO representing the appropriate number of Series N-2 Shares. Any Certificated N-2 CPO issued in exchange for a beneficial interest pursuant to this Section 5.8.3 shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Certificated N-2 CPO to the persons in whose names such N-2 CPOs are so registered.

5.8.4 A holder of a Certificated N-2 CPO may exchange such N-2 CPO for a beneficial interest in the Global N-2 CPO or transfer such Certificated N-2 CPO to a person who takes delivery thereof in the form of a beneficial interest in the Global N-2 CPO at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Certificated N-2 CPO and reissue the Global N-2 CPO in such higher total number of Series N-2 Shares as to reflect such transfer.

5.8.5 Upon request by a CPO Holder of a Certificated N-2 CPO and such holder's compliance with the provisions of this Section 5.8.5, the Registrar shall register the transfer or exchange of Certificated N-2 CPOs. Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Certificated N-2 CPO duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such CPO Holder or by its attorney, duly authorized in writing. In addition, the requesting holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 5.8.5. Upon receipt of a request to register such a transfer, the Registrar shall register the Certificated N-2 CPO pursuant to the instructions from the CPO Holder thereof.

5.8.6 At such time as all beneficial interests in the Global N-2 CPO have been exchanged for Certificated N-2 CPOs or the Global N-2 CPO has been redeemed, repurchased or canceled in whole and not in part, the Global N-2 CPO shall be returned to or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in the Global N-2 CPO is exchanged for or transferred to a person who will take delivery thereof for Certificated N-2 CPOs, the Trustee shall reissue the Global N-2 CPO in such lower total number of Series N-2 Shares as to reflect such transfers.

5.8.9 If the Trust issues any new series of CPOs pursuant to the terms of this Trust Agreement, MAXCOM shall cause such new series of CPOs to be held through the Depositary or any successor of the Depositary, and the provisions of this Section 5.8 shall apply to the form and transfer of such new series of CPOs.

5.9      Currency.

         Whenever the Trustee shall receive currency other than U.S. dollars, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Trustee be converted on a reasonable basis into U.S. dollars at the exchange rate offered by the Central Exchange Department of Banco Nacional de Mexico, S.A.and the resulting dollars transferred to the United States, the Trustee shall convert or cause to be converted such currency into U.S. dollars, and such U.S. dollars shall be distributed to the CPO Holders entitled thereto. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Trustee shall file such application for approval or license, if any, as may be desirable.

5.10     Fixing Of Record Dates.

         Whenever any cash dividends or other cash distributions shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Shares in Trust, including the right to cause the sale of Shares in Trust, or whenever the Trustee shall receive notice of any meeting of holders of Shares in Trust, the Trustee shall fix a record date for the determination by the Depositary Agent of CPO Holders who shall be (i) entitled to receive such dividend, distribution or rights, (ii) entitled to give instructions for the exercise of voting rights at any such meeting and (iii) entitled to give instructions for the exercise of economic rights. Any record date established by the Trustee with respect to the exercise of voting rights shall, to the extent practicable, be the same as the record date fixed by MAXCOM's Board of Directors for the determination of the holders of record of the Shares in Trust entitled to exercise such rights. Any record date established by the Trustee with respect to the receipt of dividends or other distributions shall be a date prior to the scheduled date for such distribution. The CPO Holders on such record date shall be entitled, as the case may be, to receive the amount distributable by the Trustee with respect to such dividend or other distribution or such rights in proportion to the number of CPOs held by them respectively and to give voting instructions and to act in respect of any such other matter. If any CPOs are held of record by the Depositary or any nominee of the Depositary on or about the time any record date is established for any of the foregoing reasons, then, to the extent necessary, appropriate or convenient, the Trustee, through the Depositary Agent, shall cause the Depositary to establish a corresponding record date or position listing report date and issue any omnibus proxies required in order for Participants holding CPOs through the book-entry facilities of the Depositary to exercise rights or receive distributions attributable to such CPOs in accordance with the procedures of the Depositary.

5.11     Termination of the Trust.

         At the termination of the Trust pursuant to the first paragraph of Clause Eighth hereof, the Trustee shall redeem the CPOs simultaneously with their cancellation, and create a new trust according to the instructions received from the Technical Committee where the CPO Holders shall have the same rights and obligations relating to Series N-2 Shares or other Shares in Trust as in this Trust Agreement, in order that at all times the Series N-2 Shares or other Shares in Trust are owned by a trust institution and are voted according to the terms of Section 5.1, 5.2 and 5.3 of Clause Fifth, unless MAXCOM (consistent with Article 10(n) of the By-laws) instructs the Trustee, to the extent permitted by applicable law, to deliver Series N-2 Shares or other Shares in Trust directly to the holders of the canceled CPOs. A copy of such agreement, along with an instrument evidencing their rights and interests under the new trust agreement regarding the Series N-2 Shares or other Shares in Trust shall be delivered to each CPO Holder.

5.12     Notices and Reports.

         On or before the first date on which MAXCOM gives notice, by publication or otherwise, of any meeting at which holders of Shares in Trust are entitled to vote, or of any

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adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Shares in Trust, MAXCOM shall transmit to the Trustee a copy in English of the notice thereof in the form given or to be given to holders of Shares in Trust. MAXCOM also will transmit to the Trustee an English language version of any report it makes generally available to holders of Shares in Trust.

         The Trustee will be deemed to have complied with its obligation to deliver any notification or communication to the CPO Holders pursuant to the terms of this Trust Agreement or any applicable law or regulation or requirement of any stock exchange to which MAXCOM may be subject once the Trustee has instructed the Depositary Agent through the Common Representative to deliver such corresponding information to the CPO Holders.

5.13     By-laws.

         From time to time after the date hereof, promptly upon any amendment or change in the By-laws, MAXCOM shall transmit to the Trustee a copy of the By-laws as so amended or changed. The Trustee may rely upon such copies for all purposes of this Trust Agreement.

         If at any time during the term of this Trust Agreement there is a conflict between the terms of the By-laws and the terms of this Trust Agreement, the Technical Committee shall resolve any such conflict in favor of the rights and designations set forth in the By-laws.

SIXTH.- APPOINTMENT OF TRUST BENEFICIARIES. The Mexican and/or foreign individuals or corporations who are CPO Holders, as set forth in Clause Second hereof, either of the first or subsequent issuance made by the Trustee, shall be trust beneficiaries of this Trust Agreement.

SEVENTH.- SUBJECTION TO TRUST AGREEMENT. By the sole act of acquiring and holding the CPOs issued by the Trustee pursuant to this Trust Agreement, the CPO Holders, as set forth in Clause Second hereof, shall be deemed to agree that they shall be subject to the terms, conditions and provisions contained in this Trust Agreement, in the respective minutes of issuance and in the certificate or certificates that represent the CPOs. The CPO certificates shall bear a legend to such effect.

EIGHTH.- TERM OF THE TRUST.- The term of this Trust shall be 30 (thirty) years, unless a longer term is permitted by law, in which case the term shall be that maximum permitted by law. Once the term permitted by law expires, the assets of the Trust may be transferred to a new trust having the same terms and conditions as set forth in this Trust Agreement.

         Notwithstanding the foregoing, the Trust may be terminated at any moment by recommendation from the Technical Committee acting upon the explicit direction of the MAXCOM Board of Directors given in compliance with Article 11 of the By-laws, provided the Trustee is given a 30-day prior notice.

         In any case, in order to extinguish the Trust the provisions of Article 228-T of the General Law of Negotiable Instruments and Credit Transactions shall be followed.

NINTH.- APPOINTMENT OF THE COMMON REPRESENTATIVE.

         The parties hereto acknowledge that by written consent, dated April 14, 2002, which is attached hereto as Annex "G", the holders of at least 50.1% of the aggregate principal amount of the Existing Notes so appointed Rodrigo Sanchez-Mejorada as the initial common representative (the "Common Representative"). This appointment shall be reflected in the minutes of issuance of the CPOs. For purposes of Article 228-Q of the General Law of Negotiable Instruments and Credit Transactions, the Majority of the CPO Holders shall have the right to freely appoint and remove a common representative who may or may not be a CPO Holder with or without cause.

         The Common Representative and the N-2 Board Observer or the N-2 Board Member, as the case may be, may be one and the same person.

         The title of Common Representative is personal and shall be performed by the individual appointed to act in such capacity pursuant to the terms of the preceding paragraph and, absent the appointment of an individual, by the representative of the banking institution or financial or fiduciary entity appointed to act in such capacity.

         The Common Representative shall act as agent for the CPO Holders and shall have the authority and responsibilities set forth in Article 228-R of the General Law of Negotiable Instruments and Credit Transactions in addition to those specifically entrusted by the Majority of the CPO Holders at the time of appointment and as provided for in the issuance minutes. The Common Representative shall have the authority to grant powers of attorney within the scope of its authority.

         The Common Representative may only resign its appointment for serious cause, as determined by a competent judge in the Trustee's domicile, and may be removed or replaced at any time by agreement of the Majority of the CPO Holders pursuant to the General Law of Negotiable Instruments and Credit Transactions.

         If there is no gross negligence or intentional wrongdoing on the Common Representative's part, MAXCOM hereby agrees to indemnify and hold the Common

Representative harmless from any liability relating to its performance hereunder provided that the Common Representative acts in compliance with the provisions of this Trust Agreement or in accordance with instructions received from the Majority of the CPO Holders.

TENTH.- TECHNICAL COMMITTEE.- According to the provisions of the last paragraph of article 80 of the Federal Credit Institutions Law, a Technical Committee is hereby created, to be integrated by 3 (three) members with their respective alternates, who shall be appointed as follows:

         a)       2 (two) appointed by MAXCOM and

         b)       the Common Representative, or its designated representative.

         The document attached to this Agreement as Annex D, establishes the name of the members and alternates of the Technical Committee which are appointed when entering into this Agreement, which includes the sample of signatures of such members. Notwithstanding the foregoing, MAXCOM and the Majority of the CPO Holders may, at any time, by written notification to the Trustee, remove and appoint their respective representatives of the Technical Committee. A Majority of the CPO Holders may so act by written consent.

         The Common Representative, or its designated representative, shall be entitled to receive notice of and to attend all meetings of the Technical Committee.

         In any case, a representative of the Trustee shall be entitled to attend meetings of the Technical Committee, with voice but not vote. Additionally, the Common Representative may designate an additional representative of the CPO Holders to attend meetings of the Technical Committee, provided that such additional representative shall not be entitled to vote at such meetings. The Technical Committee shall appoint a delegate to carry out its resolutions, who may or not be a member of such Committee.

         The Technical Committee shall meet validly with the attendance of the majority of its members and its decisions must be invariably adopted by the majority of its members and must be reported in writing to the Trustee. The Technical Committee shall meet, upon the prior notice made by and at the request of any of its members, including the Common Representative, the Trustee, MAXCOM or the Majority of the CPO Holders. Such notice shall be made in writing in accordance with the terms provided in Clause Seventeenth and sent to the members and other persons who may attend such meeting 7 (seven) days prior to the date the corresponding meeting will be held. No call shall be required if all the Technical Committee members are present at the meeting. The resolutions adopted by Technical Committee members outside a meeting shall be valid provided such resolutions are adopted by the unanimous consent of all the Technical Committee members and are set forth in writing.

         If, for whatever reason, any member of the Technical Committee is unable to discharge his duties, his respective alternate shall assume such duties. The Technical Committee, as applicable, agrees to notify the Trustee and the Common Representative of any change in its membership; otherwise, the Trustee shall not be liable for acts which it carries out following instructions issued and signed by persons the Trustee has registered, with name and signature, as members of the Technical Committee.

         The members of the Technical Committee (other than the Common Representative) shall not receive any remuneration whatsoever for performing their duties.

         If there is no negligence or intentional wrongdoing on the part of any member of the Technical Committee, MAXCOM hereby agrees to indemnify and hold such member harmless from any liability relating to his performance hereunder provided that such member acts in compliance with applicable law and the provisions of this Trust Agreement.



ELEVENTH.- AUTHORITY AND OBLIGATIONS OF THE TECHNICAL COMMITTEE.- Subject to the provisions of this Trust Agreement, the Technical Committee shall have the following authority and obligations:

1) To instruct the Trustee to make the corresponding issuances of CPOs in compliance with the purposes of the Trust, and determine in each case the amount and characteristics of such CPOs, following at all times the provisions of this Trust Agreement and of the corresponding issuance minutes.

2) As applicable, recommend the termination of the Trust and, in such event, resolve on the disposition of the securities that compose the Trust Corpus, following at all times the provisions of this Trust Agreement and of the corresponding issuance minutes.

3) To instruct the Trustee on the exercise of Preemptive Rights in accordance with instructions received from MAXCOM.

4) To take any other action as may be reasonably required to adequately fulfill its functions regarding the purposes of the Trust as provided for in this Trust Agreement.

5) Resolve on any ambiguities in the Trust or in the issuance minutes of the CPOs, as well as approve the adaptations, deviations, corrections and modifications that must be made to the definitive issuances minutes, provided that any resolution relating to the amendment of this Trust Agreement that would have a material adverse effect on CPO Holders shall be subject to the prior written authorization of the Majority of the CPO Holders.

6)       Appoint agents and attorneys in fact to defend the Trust Corpus.

         Decisions by the Technical Committee shall be notified in writing to the Trustee. If there is no negligence or intentional wrongdoing on the Trustee's part, the Trustee is released of any liability derived from acts which it carries out in fulfilling the instructions by the Technical Committee; however, it shall not be obligated to fulfill such instructions when they are opposed to the legal nature or the purposes of the Trust.

         The Common Representative shall be given a reasonable opportunity to participate in all decisions by the Technical Committee, except for the decisions with respect to the exercise of Preemptive Rights by the Trustee with respect to Shares in Trust and to the termination of the Trust.

TWELFTH.- DEFENSE OF THE TRUST.- When in order to fulfill the purposes of the Trust, urgent acts must be carried out, which if omitted might materially and adversely affect the Trust Corpus, and if it is not possible to have the Technical Committee meet, the Trustee shall proceed pursuant to Article 356 of the General Law of Negotiable Instruments and Credit Transactions.

         The Technical Committee shall be responsible for notifying the Trustee in writing of any situation that might affect the Trust Corpus, as well as for appointing a person to be in charge of exercising the rights derived from it, or proceed in its defense.

         In case of urgency, the Trustee shall carry out acts that are essential to preserve the Trust Corpus and the rights derived thereof, without prejudice of the Technical Committee's obligation to name the person to whom the Trustee shall grant powers-of-attorney.

         If there is no negligence or intentional wrongdoing on the Trustee's part, MAXCOM hereby agrees to indemnify and hold the Trustee harmless from any liability relating to its performance hereunder provided that the Trustee acts in accordance with instructions received from the Technical Committee and in compliance with the provisions of this Trust Agreement.

THIRTEENTH.- TRUSTEE'S AND COMMON REPRESENTATIVE'S FEES.- MAXCOM shall pay the Trustee the fees set forth in Annex E attached hereto and as amended from time to time during the term of this Trust Agreement as agreed to by the

Technical Committee. MAXCOM shall pay all reasonable fees of the persons or entities that serve as Common Representative from time to time during the term of this Trust Agreement on the terms that MAXCOM and such Common Representative agree from time to time.

FOURTEENTH.- TRUSTEE'S AND COMMON REPRESENTATIVE'S EXPENSES.- The reasonable expenses of the Trustee and the Common Representative to be disbursed in fulfilling this Trust Agreement and for each issuance of CPOs, shall be paid exclusively by MAXCOM.

FIFTEENTH.- LEGAL PROHIBITION BY THE TRUSTEE.- As provided for in Article 106, paragraph XIX, subparagraph b), of the Federal Credit Institutions Law, the Trustee declares that it has thoroughly explained to the Settlors the value and legal consequences of such fraction, which literally reads:

                  "Article 106. Credit institutions will be forbidden to:
                  XIX...

         b) Respond before the Settlors, principals or constituents, for non-fulfillment by the debtors for the credits granted, or by the issuers for the securities acquired, unless it is to blame, as provided in the final part of article 356 of the General Law of Negotiable Instruments and Credit Operations, or guarantee obtainment of yield from the funds entrusted to itself for investment.

                  If upon conclusion of the trust, mandate or commission created for the granting of loans, these have not been settled by the debtors, the institution must transfer them to the Settlor or trust beneficiary, as the case may be, or to the principal or constituent, and refrain from paying their amount.

                  Any pact contrary to the provisions of the two above paragraphs shall have no legal effect whatsoever."

         Pursuant to the reforms, additions and amendments published in the Official Gazzette of the Federation on May 23, 2000 to the General Law of Negotiable Instruemtns and Credit Operations, the text of the article 356 referred to above has been moved to article 391.

SIXTEENTH.- SUBSTITUTION OF THE TRUSTEE.

(a) Subject to the provisions of paragraphs (c) and (d) below, the Trustee may terminate its performance as trustee according to this Trust through a written notice to MAXCOM and to the CPO Holders at least 60 (sixty) calendar days in advance. Subject to paragraph (c) below, the Trustee may be removed through a written notice by the Common Representative that has the approval from the Majority of the CPO Holders, issued at least 30 (thirty) calendar days in advance;

(b) If the Trustee stops performing as trustee according to this Trust Agreement because of an advance termination according to paragraph (a) above, the Trustee shall prepare account statements, balance sheets and accounts regarding the Trust Corpus, which must be delivered to each party to this Trust Agreement within the first 15 (fifteen) calendar days after the termination occurs. It shall be understood that MAXCOM and the CPO Holders, through their Common Representative, shall have 15 (fifteen) working days to examine and object such financial statements, balance sheets and accounts, once they have been received; once said period has elapsed, the financial statements, balance sheets and accounts shall be deemed approved by MAXCOM and the CPO Holders;

(c) MAXCOM shall appoint any substitute trustee with the unanimous approval of the members of the Technical Committee;

(d) Notwithstanding the foregoing, the Trustee shall continue to perform as trustee according to this Trust Agreement until a substitute trustee has been appointed and such substitute trustee has accepted the designation; and

(e) The substitute trustee shall have the same rights and obligations as the Trustee under this Trust Agreement and shall be considered as the "Trustee" for the purposes provided for in this Trust Agreement.

SEVENTEENTH.- NOTICES. Any notices between the parties under this Trust Agreement shall be delivered in writing to the party's address provided in Clause Eighteenth hereof or via facsimile confirmed in writing, and shall be considered as delivered on the date the addressee receives such notification.

EIGHTEENTH.- DOMICILES AND NOTICE ADDRESSES.

For purposes of this Trust Agreement, the parties provide the following addresses for delivery of notice:

SETTLOR:          Maxcom Telecomunicaciones, S.A. de C.V
                  Guillermo Gonzalez Camarena #2000
                  Col. Centro De Ciudad Santa Fe
                  01210 Mexico D.F.
                  Attention: Gonzalo Alarcon Iturbide and/or Jose Antonio Solbes

TRUSTEE: Banco Nacional de Mexico S.A., Institucion de Banca Multiple Grupo Financiero Banamex, Division Fiduciaria
                  Av. Bosques de Duraznos No. 75PH
                  Col. Bosque de las Lomas, C.P. 11700
                  Mexico D.F.
                  Attention: Sandra Navarro Camarillo and/or Mercy Munoz Diaz

COMMON REPRESENTATIVE:     Rodrigo Sanchez-Mejorada
                           Sanchez-Mejorada, Velasco y Valencia, S.C.
                           Paseo de la Reforma 450
                           Lomas de Chapultepec
                           C.P. 11000, Mexico, D.F.

         The parties must notify in writing any change of address, and in case of not complying with this notification, notices addressed to the last address indicated shall have full legal effect.

NINETEENTH.- AMENDMENTS.

         This Trust Agreement may be amended at any time with the prior written approval of the Trustee and MAXCOM if such amendments do not materially and adversely affect any rights of CPO Holders. Other amendments require the prior written approval of the Trustee and Maxcom and the approval of the Majority of the CPO Holders; provided, however, that any amendment that would not have a material adverse effect on the CPO Holders may be approved by the Trustee and MAXCOM.

TWENTIETH.- GOVERNING LAW.

The validity, fulfillment and interpretation of this Agreement shall be governed by the General Law of Negotiable Instruments and Credit Transactions and other applicable commercial legislation of the United Mexican States and, in the event the commercial provisions were not applicable, by the Federal Civil Code.

          The parties hereby agree that as regards the interpretation of and compliance under this Trust Agreement they expressly submit to the competent courts sitting in Mexico, Federal District, and hereby waive any claim constituting such court as an inconvenient forum because of their present of future domiciles.

TWENTY FIRST.- DEFINITIONS.

For purposes of this Trust Agreement, "Majority" shall mean holders representing more than 50% (fifty per cent) of the relevant CPOs issued and outstanding at the moment in which the corresponding vote is taken.

         In order to determine if there is a "Majority" in order to adopt a resolution under this Trust Agreement, the CPO Holders may hold a General Meeting of CPO Holders pursuant to article 228 and other provisions of the General Law of Negotiable Instruments and Credit Transactions, subject to the immediately prior paragraph.



                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties have executed this Trust Agreement as of this [ ] day of April, 2002.




                  MAXCOM TELECOMUNICACIONES, S.A. DE C.V., as Settlor


                  By:________________________________
                       Name:
                       Title:



                  BANCO NACIONAL DE MEXICO S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BANAMEX, DIVISION FIDUCIARIA, as Trustee


                  By:________________________________
                       Name:
                       Title:

                                 LIST OF ANNEXES


ANNEX "A"                         BY-LAWS

ANNEX "B"                         MINUTES OF SHAREHOLDERS' MEETING

ANNEX "C"                         FORM OF CPO CERTIFICATE

ANNEX "D"                         NAME OF MEMBERS OF THE TECHNICAL
                                  COMMITTEE AND THEIR SIGNATURE SAMPLES

ANNEX "E"                         TRUSTEE FEES

ANNEX "F"                         DTC AGENCY AGREEMENT

ANNEX "G"                         APPOINTMENT OF COMMON REPRESENTATIVE